

September 1, 2011

Via E-Mail
David C. Mussman
Executive Vice President,
   Secretary and General Counsel
West Corporation
11808 Miracle Hills Drive
Omaha, Nebraska 68154

      Re: **West Corporation**
               Amendment No. 6 to Registration Statement on Form S-1
               Filed August 18, 2011
               File No. 333-162292

Dear Mr. Mussman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary Consolidated Financial Data, page 13

1. We note that your reconciliation of adjusted EBITDA to net income on page 15 reflects interest expense of $137.8 million for the six months ended June 30, 2011. Please reconcile this interest expense amount to the $136.4 million seen on page 13. In this regard, we note that the gross interest expense presented on your income statement on page F-3 is also $136.4 million. Please also apply this comment to your Selected Consolidated Financial Data beginning on page 36.

Selected Consolidated Financial Data, page 36

2. Your balance sheet data table on page 37 presents total debt as of June 30, 2011 of $3,495,122; however, based on your balance sheet on page F-4 and footnote 5 on page F-16, it appears that this amount should be $3,591,865. Please revise or advise.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39

Financial Operations Overview, page 39

Key Drivers Affecting Our Results of Operations, page 40

Valuation for Stock-Based Compensation, page 41

3. Please refer to comment five in our letter dated May 13, 2011 and your response dated May 20, 2011. Either confirm to us that an independent third party appraisal of the fair value of your class A common stock was performed on October 31, 2010, or, as indicated in your response, please correct your filing to indicate that the appraisal was performed on October 31, 2009 and delivered to you in December 2009. If the most recent appraisal was performed as of October 31, 2009 and was used to value the options granted on February 1, 2011, please explain why you believe there were no significant intervening events between the date of the appraisals and the grant date for the awards in light of the significant number of acquisitions during the intervening period as well as any changes in your operations.

Results of Operations, page 44

Six Months Ended June 30, 2011 and 2010, page 44

Selling, General and Administrative Expenses by Business Segment, page 46

4. We note that there was an improvement in your SG&A expense margin in both your Unified Communications and Communication Services segments. Please expand your disclosure to discuss the reasons why margins improved for each segment.

Financial Statements, page F-1

Unaudited Financial Statements for the Three and Six Months Ended June 30, 2011 and June 30, 2010, page F-2

Condensed Consolidated Statements of Operations, page F-3

5. Please present diluted earnings per share for your class A shares on the face of your income statement. Since your basic and diluted earnings per share for your class A shares are the same amount, you may present this in one line item on the income statement. Refer to ASC 260-10-45-2 and 45-7. Similarly, please disclose the number of diluted class A shares outstanding.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me, at (202) 551-3720, with any other questions.

Sincerely,

/s/ Brigitte Lippmann   for

James Allegretto
Senior Assistant Chief Accountant

cc: Frederick C. Lowinger, Esq.
        Sidley Austin LLP